UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Boxlight Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)


 103197109

(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


_
Rule 13d-1(b)


X
Rule 13d-1(c)


_
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP
No .
 103197109



1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF
ABOVE  PERSONS
(ENTITIES ONLY)
 ExWorks Capital
Fund I, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
(a) _
(b) X
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED
BY EACH
REPORTING
PERSON
WITH:
5
SOLE VOTING POWER
 0

6
SHARED VOTING POWER


7
SOLE DISPOSITIVE POWER


8
SHARED DISPOSITIVE POWER


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON
 0
10
CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW 9 EXCLUDES CERTAIN SHARES
_
11
PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW 9
 0%
12
TYPE OF REPORTING PERSON
 PN



Item 1.

(a) Name of Issuer: Boxlight Corporation
(b) Address of Issuer's Principal Executive Offices: 1045
Progress Circle, Lawrenceville, GA 30043

Item 2.

(a) Name of Person Filing: ExWorks Capital Fund I, L.P.
(b) Address of Principal Business Office or, if none,
Residence: 333 W. Wacker Drive, 16th floor, Chicago, IL 60606
(c) Citizenship: Delaware, USA
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number: 103197109

Item 3. If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
_
Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).
(b)
_
Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).
(c)
_
Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).
(d)
_
Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)
_
An investment adviser in accordance with ?240.13d-
1(b)(1)(ii)(E);
(f)
_
An employee benefit plan or endowment fund in accordance
with ?240.13d-1(b)(1)(ii)(F);
(g)
_
A parent holding company or control person in accordance
with ? 240.13d-1(b)(1)(ii)(G);
(h)
_
A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
_
A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);
(j)
_
Group, in accordance with ?240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 0
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i)     Sole power to vote or to direct the vote
0
(ii)    Shared power to vote or to direct the vote
________.
(iii)   Sole power to dispose or to direct the
disposition of ________.
(iv) Shared power to dispose or to direct the disposition of ________.

Instruction.    For computations regarding securities which
represent a right to acquire an underlying security see
?240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8. Identification and Classification of Members of the
Group

     If a group has filed this schedule pursuant to ?240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ?240.13d-1(c) or ?240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9. Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10. Certification


(a)
The following certification shall be included if the statement is filed pursuant to ?240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


(b)
The following certification shall be included if the statement is filed pursuant to ?240.13d-1I:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 30, 2020

Date



 /s/ Randolph T. Abrahams

Signature



 Randolph T.
Abrahams/Authorized
Representative of the
General Partner

Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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